Filed Pursuant to Rule 424(b)(7)
Registration No. 333-147715
CALCULATION OF REGISTRATION FEE

Title of Each		Proposed Maximum
Class of		Aggregate	Proposed Maximum
Securities to be	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Registered	Registered	Unit(1)	Price	Registration Fee(2)
Common Stock, $0.001 par value	750,584 shares	$8.95	$6,717,726.80	$264.01

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices as reported on the Nasdaq Global Select Market on December 3, 2008.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-147715) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 29, 2007)

Dated December 5, 2008

750,584 Shares

Common Stock

The selling stockholders of Nuance Communications, Inc. (“Nuance,” “we,” or the “Company”) listed on page S-17 may offer and resell up to 750,584 shares of Nuance common stock under this prospectus supplement. We originally issued the shares to the selling stockholders in satisfaction of amounts due to the selling stockholders as a result of our acquisition of BeVocal, Inc. The selling stockholders (which term as used herein includes his respective pledgees, donees, transferees or other successors-in-interest) may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NUAN.” On December 4, 2008, the last reported sale price of our common stock on the Nasdaq Global Select Market was $8.95 per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page S-7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 5, 2008

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to our common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference as of the date of this prospectus supplement, on the other hand, the information in this prospectus supplement shall control.

S-i

FORWARD LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into the accompanying prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause our consolidated results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals relating to, and the closing of, pending acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the difficulty of managing expense growth while increasing revenues; the challenges of integration and restructuring associated with recent acquisitions and the challenges of achieving the anticipated synergies; and the other risks and uncertainties described in the section entitled “Risk Factors” beginning on page S-7 of this prospectus supplement.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community’s expectations, as well as broader market trends, could have an adverse impact on our stock price. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus before making an investment decision. The terms “Nuance,” the “Company,” “we” and “us” in this prospectus supplement and the accompanying prospectus refer to Nuance Communications, Inc. and its subsidiaries, unless stated or implied otherwise. You should pay special attention to the “Risk Factors” section beginning on page S-7 of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

NUANCE

Overview

Nuance Communications, Inc. is a leading provider of speech, imaging and keypad solutions for businesses, organizations and consumers around the world. Our technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Our solutions are used every day by millions of people and thousands of businesses for tasks and services such as requesting account information from a phone-based self-service solution, dictating records, searching the mobile web by voice, entering a destination into a navigation system, or working with PDF documents. Our solutions help make these interactions, tasks and experiences more productive, compelling and efficient.

We deliver solutions that address five core markets:

•	Enterprise. Our enterprise solutions help automate a range of customer services and business processes in information and process-intensive industries such as telecommunications, financial services, utilities, travel and entertainment, and government.

•	Mobile. Our mobile solutions add voice control and texting capabilities to mobile devices and services, allowing people to more easily dial a mobile phone, enter destination information into an automotive navigation system, dictate a text message or have emails and screen information read aloud.

•	Healthcare. Our healthcare solutions comprise a portfolio of speech-driven clinical documentation and communication solutions that help healthcare provider organizations to reduce operating costs, increase reimbursement, and enhance patient care and safety.

•	Desktop Dictation. Our Dragon products help people and businesses increase productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes.

•	Imaging. Our PDF and document imaging solutions reduce the time and cost associated with creating, using and sharing documents.

We leverage our global professional services organization and our extensive network of partners to design and deploy innovative solutions for businesses and organizations around the globe. We market and distribute our products through a global network of resellers, including system integrators, independent software vendors, value- added resellers, hardware vendors, telecommunications carriers and distributors, and also sell directly through a dedicated sales force and through our e-commerce website.

We have built a world-class portfolio of technologies, applications and solutions through both internal development and acquisitions. We expect to continue to pursue opportunities to broaden these assets and expand our customer base through acquisitions. Our recently completed, significant transactions include:

•	On October 1, 2008, we acquired SNAPin Software, Inc., a provider of mobile device and server self-service technology. The SNAPin acquisition enhances our ability to deliver innovative, highly scalable mobile customer care solutions that improve the way mobile operators and enterprises interact with consumers in real-time on mobile devices.

•	On September 26, 2008, we acquired Philips Speech Recognition Systems GMBH (PSRS), a business unit of Royal Philips Electronics, a leading provider of speech recognition solutions for the European healthcare market. This acquisition significantly enhances our ability to deliver innovative, clinical documentation and communication solutions to healthcare organizations throughout Europe.

•	On May 20, 2008, we acquired eScription, Inc., a provider of computer-aided medical transcription solutions. The eScription acquisition allows us to deliver scalable, highly productive medical transcription solutions, as well as accelerate future innovation to transform the way healthcare providers document patient care.

Confronted by dramatic increases in electronic information, consumers, business personnel and healthcare professionals must use a variety of resources to retrieve information, transcribe patient records, conduct transactions and perform other job-related functions. We believe that the power of our solutions can transform the way people use the Internet, telecommunications systems, electronic medical records, wireless and mobile networks and related corporate infrastructure to conduct business.

Solutions to our core markets include:

Enterprise Solutions — To remain competitive, organizations must improve the quality of customer care while reducing costs and ensuring a positive customer experience. Technological innovation, competitive pressures and rapid commoditization have made it increasingly important for organizations to achieve enduring market differentiation and secure customer loyalty. In this environment, organizations need to satisfy the expectations of increasingly savvy and mobile consumers who demand high levels of customer service.

We deliver a portfolio of customer service business intelligence and authentication solutions that are designed to help companies better support, understand and communicate with their customers. Our solutions improve the customer experience, increase the use of self-service and enable new revenue opportunities. We complement our solutions and products with a global professional services organization that supports customers and partners with business and systems consulting project management, user-interface design, speech science, application development and business performance optimization. Our acquisition of Viecore expanded our professional services capabilities and complements our existing partnerships, allowing us to deliver end-to-end speech solutions and system integration for speech-enabled customer care.

We license our solutions to a wide variety of enterprises in customer-service intensive sectors, including telecommunications, financial services, travel and entertainment, and government. Our speech solutions are designed to serve our global partners and customers and are available in up to 50 languages and dialects worldwide. We often work closely with industry partners, including Avaya, Cisco, Genesys and Nortel, that integrate our solutions into their hardware and software platforms.

Mobile Solutions — Today, an increasing number of people worldwide rely on mobile devices to stay connected, informed and productive. We see an opportunity in helping consumers use the powerful capabilities of their phones, cars and personal navigation devices by using voice commands and keypad solutions to control these devices and to access the array of content and services available on the Internet through wireless mobile devices. We expect to serve more than one billion consumers in the next three years with solutions that allow them to simply and effectively retrieve and communicate information on these mobile devices.

Our portfolio of mobile solutions and services includes an integrated suite of voice solutions for mobile devices, predictive text technologies, mobile messaging services and emerging services such as voicemail-to-text. Our solutions are used by mobile phone, automotive, personal navigation device and other consumer electronic manufacturers and their suppliers, including Ford, LG Electronics, Nokia, Samsung and TomTom. In addition, telecommunications carriers, web search companies and content providers are increasingly using our mobile search and communication solutions to offer value-added services to their subscribers and customers. Our acquisition of SNAPin enhances our ability to deliver innovative, highly scalable mobile customer care solutions that improve the way mobile operators and enterprises interact with consumers in real-time on mobile devices.

Healthcare Solutions — The healthcare industry is under significant pressure to streamline operations and reduce costs and improve patient care. In recent years, healthcare organizations such as hospitals, clinics, medical groups, physicians’ offices and insurance providers have increasingly turned to speech solutions to automate manual processes such as the dictation and transcription of patient records.

We provide comprehensive dictation and transcription solutions and services that automate the input and management of medical information. Our hosted and on-premise solutions for larger organizations provide platforms to generate and distribute clinical documentation through the use of advanced dictation and transcription features. Our acquisition of eScription allows us to deliver scalable, highly productive medical transcription solutions, as well as accelerate future innovation to transform the way healthcare providers document patient care. We also offer speech recognition solutions for radiology, cardiology, pathology and related specialties, that help healthcare providers dictate, edit and sign reports without manual transcription.

Hospitals, clinics and group practices as well as physicians use our healthcare solutions to manage the dictation and transcription of patient records. We utilize a focused, enterprise sales team and professional services organization to address the market and implementation requirements of the healthcare industry. Our acquisition of Philips Speech Recognition Systems significantly enhances our ability to deliver innovative, speech-driven clinical documentation and communication solutions to healthcare organization throughout Europe.

Dragon NaturallySpeaking — Our suite of general purpose desktop dictation applications increases productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes. Our Dragon NaturallySpeaking family of products delivers enhanced productivity for professionals and consumers who need to create documents and transcripts. These solutions allow users to automatically convert speech into text at up to 160 words-per-minute, with support for over 300,000 words and with high accuracy. This vocabulary can be expanded by users to include specialized words and phrases and can be adapted to recognize individual voice patterns. Our desktop dictation software is currently available in eleven languages. We utilize a combination of our global reseller network and direct sales to distribute our speech recognition and dictation products. Our Dragon Medical solution is a desktop application that provides front-end speech recognition used by physicians and clinicians to create and navigate medical records.

Imaging — The proliferation of the Internet, email and other networks have greatly simplified the ability to share electronic documents, resulting in an ever-growing volume of documents to be used and stored. Our PDF and document imaging solutions reduce the costs associated with paper documents through easy to use scanning, document management and electronic document routing solutions. We offer versions of our products to hardware vendors, home offices, small businesses and enterprise customers.

Our imaging solutions offer comprehensive PDF applications designed specifically for business users, optical character recognition technology to deliver highly accurate document and PDF conversion and applications that combine PDF creation with network scanning to work quickly with scanned paper documents, PDF files and digital documents and software development toolkits for independent software vendors. We utilize a combination of our global reseller network and direct sales to distribute our document conversion and PDF products. We license our software to companies such as Brother, Canon, Dell, HP and Xerox, which bundle our solutions with multifunction devices, digital copiers, printers and scanners.

Research and Development/Intellectual Property

In recent years, we have developed and acquired extensive technology assets, intellectual property and industry expertise in speech and imaging that provide us with a competitive advantage in markets where we compete. Our technologies are based on complex algorithms which require extensive amounts of linguistic and image data, acoustic models and recognition techniques. A significant investment in capital and time would be necessary to replicate our current capabilities.

We continue to invest in technologies to maintain our market-leading position and to develop new applications. Our technologies are covered by more than 650 issued patents and 680 patent applications. Our intellectual property, whether purchased or developed internally, is critical to our success and competitive position and, ultimately, to our market value. Our products and services build on a portfolio of patents, copyrights, trademarks, services marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights.

International Operations

We have principal offices in a number of international locations including: Belgium, Canada, Germany, Hungary, India, Japan, Australia, and the United Kingdom. The responsibilities of our international operations include research and development, healthcare transcription and editing, customer support, sales and marketing and administration. Additionally, we maintain smaller sales, services and support offices throughout the world to support our international customers and to expand international revenue opportunities.

Geographic revenue classification is based on the geographic areas in which our customers are located. For fiscal 2008, 2007 and 2006, 77%, 78% and 74% of revenue was generated in the United States and 23%, 22% and 26% of revenue was generated by our international operations, respectively.

Competition

The individual markets in which we compete are highly competitive and are subject to rapid technology changes. There are a number of companies that develop or may develop products that compete in our target markets; however, currently there is no one company that competes with us in all of our product areas. While we expect competition to continue to increase both from existing competitors and new market entrants, we believe that we will compete effectively based on many factors, including:

•	Technological Superiority. Our speech and imaging technologies, applications and solutions are often recognized as the most proficient products in their respective categories. Our speech technology has industry-leading recognition accuracy and provides a natural, speech-enabled interaction with systems, devices and applications. Our imaging technology is viewed as the most accurate in the industry. Technology publications, analyst research and independent benchmarks have indicated our products rank at or above performance levels of alternative solutions.

•	Broad Distribution Channels. Our extensive global network of resellers, comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors; our dedicated direct sales force; and our e-commerce website (www.nuance.com) enable us to address the needs of specific markets, such as financial, legal, healthcare and government, and introduce new products quickly and effectively.

•	International Appeal. The international reach of our products is due to the broad language coverage of our offerings, including our speech technology which provides recognition for up to 50 languages and dialects and natural sounding synthesized speech in 26 languages and supports a broad range of hardware platforms and operating systems. Our imaging technology supports more than 100 languages.

•	Specialized Professional Services. Our superior technology, when coupled with the high quality of our professional services, allows our customers and partners to place a high degree of confidence and trust in our ability to deliver results.

In our core markets, we compete with companies such as Adobe, IBM, Medquist, Microsoft, Google and Spheris. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are competitive with our solutions in some markets. In certain markets, some of our partners such as Avaya, Cisco, Genesys and Nortel develop and market products and services that might be considered substitutes for our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

Some of our competitors or potential competitors in our markets, such as Adobe, IBM, Microsoft and Google, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

Employees

As of September 30, 2008, we had approximately 6,100 full time employees in total, including approximately 650 in sales and marketing, approximately 1,000 in professional services, approximately 800 in research and development, approximately 400 in general and administrative and approximately 3,250 that provide healthcare transcription and editing services. Approximately fifty-five percent of our employees are based outside of the United States, the majority of who provide healthcare transcription and editing services and are based in India. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relationships with our employees are generally good.

THE OFFERING

Common stock offered	750,584 shares of common stock, par value $0.001 per share.

Use of Proceeds	All shares of common stock being offered are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares of our common stock being offered by the selling stockholders.

Nasdaq Symbol for Our Common Stock	Our common stock trades on The Nasdaq Global Select Market under the symbol “NUAN.”

Risk Factors

Investing in our common stock involves substantial risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement for a description of certain of the risks you should consider before investing in our common stock.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus before making an investment decision. The risks and uncertainties described below and in our other filings with the SEC incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed.

Risks Related to Our Business

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results have fluctuated in the past and are expected to continue to fluctuate in the future. Given this fluctuation, we believe that quarter to quarter comparisons of revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. As a result, our results of operations may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline. Factors that contribute to fluctuations in operating results include the following:

•	slowing sales by our distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of our products;

•	volume, timing and fulfillment of customer orders;

•	our efforts to generate additional revenue from our portfolio of intellectual property;

•	concentration of operations with one manufacturing partner and our inability to control expenses related to the manufacture, packaging and shipping of our boxed software products;

•	customers delaying their purchasing decisions in anticipation of new versions of our products;

•	customers delaying, canceling or limiting their purchases as a result of the threat or results of terrorism;

•	introduction of new products by us or our competitors;

•	seasonality in purchasing patterns of our customers;

•	reduction in the prices of our products in response to competition, market conditions or contractual obligations;

•	returns and allowance charges in excess of accrued amounts;

•	timing of significant marketing and sales promotions;

•	impairment charges against goodwill and intangible assets;

•	in-process research and development expense relating to acquisitions;

•	delayed realization of synergies resulting from our acquisitions;

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible;

•	increased expenditures incurred pursuing new product or market opportunities;

•	general economic trends as they affect retail and corporate sales; and

•	higher than anticipated costs related to fixed-price contracts with our customers.

Due to the foregoing factors, among others, our revenue and operating results are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue and we may not be able to reduce our expenses quickly to respond to a shortfall in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

We have grown, and may continue to grow, through acquisitions, which could dilute our existing stockholders.

As part of our business strategy, we have in the past acquired, and expect to continue to acquire, other businesses and technologies. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration and also incurred significant debt to finance the cash consideration used for our acquisitions, including our acquisitions of Dictaphone, Focus, BeVocal, VoiceSignal, Tegic, Viecore, eScription and SNAPin. We may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of such acquisitions. We may also incur additional debt in connection with future acquisitions, which, if available at all, may place additional restrictions on our ability to operate our business.

Our ability to realize the anticipated benefits of our acquisitions will depend on successfully integrating the acquired businesses.

Our prior acquisitions required, and our recently completed acquisitions continue to require, substantial integration and management efforts and we expect our pending and future acquisitions to require similar efforts. Acquisitions of this nature involve a number of risks, including:

•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses;

•	potential disruption of our ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into our products and technology;

•	potential difficulties in completing projects associated with in-process research and development;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote business units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	assumption of unknown material liabilities of acquired companies;

•	customers delaying purchases of our products pending resolution of product integration between our existing and our newly acquired products;

•	entering markets or types of businesses in which we have limited experience; and

•	potential loss of key employees of the acquired business.

As a result of these and other risks, if we are unable to successfully integrate acquired businesses, we may not realize the anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

Accounting treatment of our acquisitions could decrease our net income or expected revenue in the foreseeable future, which could have a material and adverse effect on the market value of our common stock.

Under accounting principles generally accepted in the United States of America, we record the market value of our common stock or other form of consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. We have allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values and also to in-process research and development. Intangible assets generally will be amortized over a five to ten year period. Goodwill and certain intangible assets with indefinite lives, are not subject to amortization but are subject to an impairment analysis, at least annually, which may result in an impairment charge if the carrying value exceeds its implied fair value. As of September 30, 2008, we had identified intangible assets amounting to approximately $585.0 million and goodwill of approximately $1.7 billion. In addition, purchase accounting limits our ability to recognize certain revenue that otherwise would have been recognized by the acquired company as an independent business. The combined company may delay revenue recognition or recognize less revenue than we and the acquired company would have recognized as independent companies.

Our significant debt could adversely affect our financial health and prevent us from fulfilling our obligations under our credit facility and our convertible debentures.

We have a significant amount of debt. As of September 30, 2008, we had a total of $907.0 million of gross debt outstanding, including $657.0 million in term loans due in March 2013 and $250.0 million in convertible debentures which investors may require us to redeem in August 2014. We also have a $75.0 million revolving credit line available to us through March 2012. As of September 30, 2008, there were $16.6 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line. On October 8, 2008, we drew $55.0 million against our existing revolving credit line. Our debt level could have important consequences, for example it could:

•	require us to use a large portion of our cash flow to pay principal and interest on debt, including the convertible debentures and the credit facility, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development expenditures and other business activities;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our debt, our ability to borrow additional funds, dispose of assets or pay cash dividends.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that additional capital will be available to us, in an amount sufficient to enable us to meet our payment obligations under the convertible debentures and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the convertible debentures, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the convertible debentures and our other debt.

In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, our debt service requirements will increase, which would adversely affect our cash flows. While we have entered into an interest rate swap agreement limiting our exposure for a portion of our debt, the agreement does not offer complete protection from this risk.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreement governing our senior credit facility contains, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

•	incur additional debt or issue guarantees;

•	create liens;

•	make certain investments;

•	enter into transactions with our affiliates;

•	sell certain assets;

•	redeem capital stock or make other restricted payments;

•	declare or pay dividends or make other distributions to stockholders; and

•	merge or consolidate with any entity.

Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay the accelerated debt.

We have a history of operating losses, and may incur losses in the future, which may require us to raise additional capital on unfavorable terms.

We reported net losses of approximately $30.1 million, $14.0 million and $22.9 million for fiscal years 2008, 2007 and 2006, respectively. We had an accumulated deficit of approximately $235.1 million at September 30, 2008. If we are unable to achieve and maintain profitability, the market price for our stock may decline, perhaps substantially. We cannot assure you that our revenue will grow or that we will achieve or maintain profitability in the future. If we do not achieve profitability, we may be required to raise additional capital to maintain or grow our operations. The terms of any transaction to raise additional capital, if available at all, may be highly dilutive to existing investors or contain other unfavorable terms, such as a high interest rate and restrictive covenants.

Speech technologies may not achieve widespread acceptance, which could limit our ability to grow our speech business.

We have invested and expect to continue to invest heavily in the acquisition, development and marketing of speech technologies. The market for speech technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends in large measure on acceptance of speech technologies in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on:

•	consumer and business demand for speech-enabled applications;

•	development by third-party vendors of applications using speech technologies; and

•	continuous improvement in speech technology.

Sales of our speech products would be harmed if the market for speech technologies does not continue to develop or develops more slowly than we expect, and, consequently, our business could be harmed and we may not recover the costs associated with our investment in our speech technologies.

The markets in which we operate are highly competitive and rapidly changing and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in our targeted markets. The individual markets in which we compete are highly competitive, and are rapidly changing. Within speech, we compete with AT&T, IBM, Microsoft, Google, and other smaller providers. Within healthcare dictation and transcription, we compete with Spheris, Medquist and other smaller providers. Within imaging, we compete directly with ABBYY, Adobe, eCopy, I.R.I.S. and NewSoft. In speech, some of our partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for our solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

The competition in these markets could adversely affect our operating results by reducing the volume of the products we license or the prices we can charge. Some of our current or potential competitors, such as Adobe, IBM, Microsoft and Google, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

Some of our customers, such as IBM, Microsoft and Google, have developed or acquired products or technologies that compete with our products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of our products, and therefore our revenue, may be adversely affected. Our success will depend substantially upon our ability to enhance our products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes, or if we are unable to realize synergies among our acquired products and technologies, our business will suffer.

The failure to successfully maintain the adequacy of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports on Form 10-K that contain an assessment by management of the effectiveness of the Company’s internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of the internal control over financial reporting. Any failure in the effectiveness of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial statements in an accurate and timely manner, could subject us to regulatory actions, civil or criminal penalties, shareholder litigation, or loss of customer confidence, which could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact our stock price.

A significant portion of our revenue and a significant portion of our research and development are based outside the United States. Our results could be harmed by economic, political, regulatory and other risks associated with these international regions.

Because we operate worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will increase in the future. Reported international revenue, classified by the major geographic areas in which our customers are located, represented approximately $199.2 million, $130.4 million and $100.2 million, representing 23%, 22% and 26% of our total revenue, for fiscal 2008, 2007 and 2006, respectively. Most of our international revenue is generated by sales in Europe and Asia. In addition, some of our products are developed and manufactured outside the United States and we have a large number of employees in India that provide transcription services. A significant portion of the development and manufacturing of our speech products are completed in Belgium, and a significant portion of our imaging research and development is conducted in Hungary. We also have significant research and development resources in Aachen, Germany, Montreal, Canada and Vienna, Austria.

Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

•	changes in a specific country’s or region’s economic conditions;

•	geopolitical turmoil, including terrorism and war;

•	trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

•	compliance with foreign and domestic laws and regulations;

•	negative consequences from changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in collecting trade accounts receivable in other countries; and

•	less effective protection of intellectual property than in the United States.

We are exposed to fluctuations in foreign currency exchange rates.

Because we have international subsidiaries and distributors that operate and sell our products outside the United States, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. In certain circumstances, we have entered into forward exchange contracts to hedge against foreign currency fluctuations. We use these contracts to reduce our risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset any exchange rate losses or gains on the hedged transaction. We do not engage in foreign currency speculation. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. With our increased international presence in a number of geographic locations and with international revenue and costs projected to increase, we are exposed to changes in foreign currencies including the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel, Indian Rupee and the Hungarian Forint. Changes in the value of the Euro or other foreign currencies relative to the value of the U.S. dollar could adversely affect future revenue and operating results.

Impairment of our intangible assets could result in significant charges that would adversely impact our future operating results.

We have significant intangible assets, including goodwill and intangibles with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are patents and core technology, completed technology, customer relationships and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefits of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of identifiable intangible assets on an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period;

•	changes in our organization or management reporting structure could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit; and

•	a decline in our market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact our results of operations and financial position in the reporting period identified. As of September 30, 2008, we had identified intangible assets amounting to approximately $585.0 million and goodwill of approximately $1.7 billion.

We depend on limited or sole source suppliers for critical components of our healthcare-related products. The inability to obtain sufficient components as required, and under favorable purchase terms, could harm our business.

We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our healthcare-related products. We have experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our business, our results of operations could suffer.

Our sales to government clients subject us to risks including early termination, audits, investigations, sanctions and penalties.

We derive revenue from contracts with the United States government, as well as various state and local governments, and their respective agencies. Our sales to government agencies have increased as a result of our acquisitions of Viecore and Dictaphone. Government contracts are generally subject to audits and investigations which could identify violations of these agreements. Government contract violations could result in a range of consequences including, but not limited to, contract price adjustments, civil and criminal penalties, contract termination, forfeiture of profit and/or suspension of payment, and suspension or debarment from future government contracts. We could also suffer serious harm to our reputation if we were found to have violated the terms of our government contracts.

We recently conducted an analysis of our compliance with the terms and conditions of certain contracts with the U.S. General Services Administration (“GSA”). Based upon our analysis, we voluntarily notified GSA of non-compliance with the terms of contracts entered into by Dictaphone Corporation, which we acquired in March 2006. The final resolution of this matter may adversely impact our financial position.

If we are unable to attract and retain key personnel, our business could be harmed.

If any of our key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are generally at-will and we have had key employees leave in the past. We cannot assure you that one or more key employees will not leave in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

Our medical transcription services may be subject to legal claims for failure to comply with laws governing the confidentiality of medical records.

Healthcare professionals who use our medical transcription services deliver to us health information about their patients including information that constitutes a record under applicable law that we may store on our computer systems. Numerous federal and state laws and regulations, the common law and contractual obligations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

•	state and federal privacy and confidentiality laws;

•	our contracts with customers and partners;

•	state laws regulating healthcare professionals;

•	Medicaid laws; and

•	the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration.

The Health Insurance Portability and Accountability Act of 1996 establishes elements including, but not limited to, federal privacy and security standards for the use and protection of protected health information. Any failure by us or by our personnel or partners to comply with applicable requirements may result in a material liability to the Company. Although we have systems and policies in place for safeguarding protected health information from unauthorized disclosure, these systems and policies may not preclude claims against us for alleged violations of applicable requirements. There can be no assurance that we will not be subject to liability claims that could have a material adverse affect on our business, results of operations and financial condition.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our operating results.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. For example, the direction and relative strength of the U.S. and global economics have recently been increasingly uncertain due to softness in housing markets, extreme volatility in security prices, severely diminished liquidity and credit availability rating downgrades of certain investments and declining valuations of others and continuing geopolitical uncertainties. If economic growth in the United States and other countries in which we do business is slowed, customers may delay or reduce technology purchases and may be unable to obtain credit to finance purchase of our products. This could result in reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, results of operations and financial condition. Political instability in any of the major countries in which we do business would also likely harm our business, results of operations and financial condition.

Security and privacy breaches in our systems may damage client relations and inhibit our growth.

The uninterrupted operation of our hosted solutions and the confidentiality of third-party information that resides on our systems is critical to our business. We have what we believe to be sufficient security around our systems to prevent unauthorized access. Any failures in our security and privacy measures could have a material adverse effect on our financial position and results of operations. If we are unable to protect, or our clients perceive that we are unable to protect, the security and privacy of our electronic information, our growth could be materially adversely affected. A security or privacy breach may:

•	cause our clients to lose confidence in our solutions;

•	harm our reputation;

•	expose us to liability; and

•	increase our expenses from potential remediation costs.

While we believe we use proven applications designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market positions or the security and privacy concerns of existing and potential clients.

Risks Related to Our Intellectual Property and Technology

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In the event of a claim of intellectual property infringement, we may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop and sell our products.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of our own intellectual property rights, the acquisition of third-party intellectual property rights, or disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently, and may in the future be, subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energy of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. In addition, we may incur significant costs in acquiring the necessary third party intellectual property rights for use in our products. Third party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from manufacturing or licensing certain of our products, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements. Any of these could seriously harm our business.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

Risks Related to our Corporate Structure, Organization and Common Stock

The holdings of our two largest stockholders may enable them to influence matters requiring stockholder approval.

On March 19, 2004,Warburg Pincus, a global private equity firm agreed to purchase all outstanding shares of our stock held by Xerox Corporation for approximately $80.0 million. On May 9, 2005 and September 15, 2005, we sold shares of common stock, and warrants to purchase common stock to Warburg Pincus for aggregate gross proceeds of approximately $75.1 million. Additionally, on May 20, 2008, Warburg Pincus purchased 5,760,369 shares of our common stock and warrants to purchase 3,700,000 shares of our common stock for an aggregate purchase price of $100.5 million. As of September 30, 2008, Warburg Pincus beneficially owned approximately 21% of our outstanding common stock, including warrants exercisable for up to 10,766,538 shares of our common stock and 3,562,238 shares of our outstanding Series B Preferred Stock, each of which is convertible into one share of our common stock. As of September 30, 2008, Fidelity was our second largest stockholder, owning approximately 8% of our common stock. Because of their large holdings of our capital stock relative to other stockholders, each of these two stockholders acting individually, or together, have a strong influence over matters requiring approval by our stockholders.

The market price of our common stock has been and may continue to be subject to wide fluctuations, and this may make it difficult for you to resell the common stock when you want or at prices you find attractive.

Our stock price historically has been, and may continue to be, volatile. Various factors contribute to the volatility of the stock price, including, for example, quarterly variations in our financial results, new product introductions by us or our competitors and general economic and market conditions. Sales of a substantial number of shares of our common stock by our two largest stockholders, or the perception that such sales could occur, could also contribute to the volatility or our stock price. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and the rules of The Nasdaq Global Select Market, are resulting in increased general and administrative expenses for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our business may be harmed.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration. We may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of such acquisitions. For example, we issued, and registered for resale, approximately 10.6 million shares of our common stock in connection with our recently completed acquisition of SNAPin. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the trading price of our common stock.

We have implemented anti-takeover provisions, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation, bylaws and Delaware law, as well as other organizational documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	authorized “blank check” preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	requiring all stockholder actions to be taken at meetings of our stockholders; and

•	establishing advance notice requirements for nominations of directors and for stockholder proposals.

USE OF PROCEEDS

All of the shares of common stock being offered hereby are being sold by the selling stockholder identified in this prospectus supplement, his pledgees, donees, transferees or other successors-in-interest. We will not receive any proceeds from the sale of the common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from this offering. See “Selling Stockholders.”

SELLING STOCKHOLDERS

Up to 750,584 shares of common stock are being offered by this prospectus supplement, all of which are being offered for resale for the account of the selling stockholder. The shares being offered were issued to the selling stockholders in full satisfaction of the earnout consideration payable to such stockholders as a result of our acquisition of BeVocal. See “Certain Relationships and Transactions.” The selling stockholder may from time to time offer and sell pursuant to this prospectus supplement any or all of the shares of our common stock being registered.

The following table sets forth information for the selling stockholder as of December 1, 2008. Beneficial ownership is determined in accordance with the Securities and Exchange Commission rules and includes securities that the selling stockholders have the right to acquire within 60 days after December 1, 2008. Except as otherwise indicated, we believe that the selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. In addition, the selling stockholder beneficially owns less than 1% of our common stock outstanding.

	Shares Beneficially		Shares Beneficially
	Owned Prior to	Shares Being	Owned after this
Name	Offering(1)	Offered	Offering(2)

Mikael Berner(3)	622,665	454,207	168,458
Mark O’Connor(4)	189,385	121,414	67,971
Steve Tran(5)	217,169	174,963	42,206

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2)	The table assumes that the selling stockholder sells all of his shares being offered pursuant to this prospectus supplement. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus supplement.

(3)	Includes options to acquire 65,625 shares of the Company’s common stock that are exercisable within 60 days of December 1, 2008 and 52,165 restricted stock units that are scheduled to vest within 60 days of December 1, 2008.

(4)	Includes options to acquire 13,125 shares of the Company’s common stock that are exercisable within 60 days of December 1, 2008 and 8,963 restricted stock units that are scheduled to vest within 60 days of December 1, 2008.

(5)	Includes options to acquire 29,706 shares of the Company’s common stock that are exercisable within 60 days of December 1, 2008 and 5,000 restricted stock units that are scheduled to vest within 60 days of December 1, 2008.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Mr. Berner is the former President and Chief Executive Officer of BeVocal, Inc. (“BeVocal”) and the current Senior Vice President and General Manager of the Enterprise Division of Nuance. Mr. O’Connor is the former Chief Financial Officer of BeVocal and the current Vice President, Finance of Nuance. Mr. Tran is the former Vice President of Client Solutions of BeVocal and the current Vice President of Business Development of Nuance.

On April 24, 2007, Nuance completed its acquisition of all of the outstanding capital stock of BeVocal pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Nuance, Beryllium Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Nuance, Beryllium Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Nuance, and BeVocal. The Merger Agreement was filed as Exhibit 2.1 to Nuance’s Current Report on Form 8-K filed with the Commission on February 22, 2007. The aggregate consideration delivered to the former stockholders of BeVocal consisted of (i) approximately 8.3 million shares of Nuance common stock, (ii) an initial payment of approximately $15 million in cash, net of the estimated cash closing balance of BeVocal, and (iii) a contingent payment of up to an additional $60,000,000 in cash to be paid, if at all, approximately 18 months following the closing, upon the achievement of certain performance objectives. The shares offered by the selling shareholders pursuant to this prospectus supplement were issued to the selling stockholders in full satisfaction of the contingent merger consideration payable to them.

DESCRIPTION OF CAPITAL STOCK

Nuance is authorized to issue 560,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value. The following description of Nuance capital stock is subject to and qualified in its entirety by Nuance’s certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this information statement forms a part, and by the applicable provisions of Delaware law.

Common Stock

As of October 31, 2008, there were 240,514,913 shares of Nuance common stock outstanding. The holders of Nuance common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Nuance common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Nuance, the holders of Nuance common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Nuance common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to Nuance common stock. The rights, preferences, and privileges of holders of Nuance common stock are subject to, and may be adversely affected by, the rights of holders of shares of Nuance preferred stock, as discussed below.

Preferred Stock

Nuance is authorized to issue up to 40,000,000 shares of preferred stock, par value $0.001 per share. Nuance has designated 100,000 shares as Series A participating preferred stock and 15,000,000 shares as Series B preferred stock. The Series B preferred stock is convertible into shares of common stock on a one-for-one basis. The Series B preferred stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The holders of Series B preferred stock are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, and if declared by the board of directors. To date, no dividends have been declared by the board of directors. Holders of Series B preferred stock have no voting rights, except those rights provided under Delaware law. Nuance has reserved 3,562,238 shares of its common stock for issuance upon conversion of the Series B preferred stock. The undesignated shares of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Nuance board of directors upon issuance of the preferred stock.

Nuance’s right to issue shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of Nuance without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the rights of the holders of common stock as follows:

•	Dividends. Nuance preferred stock is entitled to receive dividends out of any legally available assets, when and if declared by the Nuance board of directors and prior and in preference to any declaration or payment of any dividend on the common stock. In addition, after the first issuance of the Series A participating preferred stock, Nuance cannot declare a dividend or make any distribution on the common stock unless Nuance concurrently declares a dividend on such Series A participating preferred stock. Moreover, Nuance cannot pay dividends or make any distribution on the common stock as long as dividends payable to the Series A participating preferred stock are in arrears. With respect to the Series B preferred stock, Nuance cannot declare a dividend or make any distribution on the common stock unless full dividends on the Series B preferred stock have been paid or declared and the sum sufficient for the payment set apart.

•	Voting Rights. Each share of Series A participating preferred stock entitles its holder to 1,000 votes on all matters submitted to a vote of Nuance stockholders. In addition, the Series A participating preferred stock and the common stock holders vote together as one class on all matters submitted to a vote of our stockholders. The holders of Series B preferred stock are not entitled to vote on any matter (except as provided in Delaware law in connection with amendments to the Nuance certificate of incorporation that, among other things, would alter or change the rights and preferences of the class, in which case each share of Series B preferred stock would be entitled to one vote). However, the Series B preferred stock is convertible into common stock, and as a result, may dilute the voting power of the common stock.

•	Liquidation, Dissolution or Winding Up. The preferred stock is entitled to certain liquidation preferences upon the occurrence of a liquidation, dissolution or winding up of Nuance. If there are insufficient assets or funds to permit this preferential amount, then Nuance’s entire assets and all of our funds legally available for distribution will be distributed ratably among the preferred stockholders. The remaining assets, if any, will be distributed to the common stockholders on a pro rata basis.

•	Preemptive Rights. The Nuance Series A participating preferred stock and Series B preferred stock do not have any preemptive rights.

Options and Warrants

As of September 30, 2008, not more than 14,996,514 shares of Nuance common stock were reserved for issuance upon exercise of outstanding employee and director stock options to purchase shares of Nuance common stock. As of September 30, 2008, there were warrants outstanding to purchase an aggregate of 10,766,538 shares of Nuance common stock. Conversion of any or all of these options or warrants into shares of Nuance common stock will result in dilution to other holders of Nuance common stock.

Anti-Takeover Provisions

Certain provisions of Delaware law and the Nuance certificate of incorporation and bylaws could make the acquisition of Nuance by means of a tender offer, or the acquisition of control of Nuance by means of a proxy contest or otherwise more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of Nuance to negotiate with the Nuance board of directors. Nuance believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure Nuance outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.  Nuance is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by Nuance’s board of directors in a prescribed manner. Generally, a “business combination” includes a Merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Other Provisions in the Nuance certificate of incorporation and bylaws.  Nuance’s certificate of incorporation and bylaws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, the Nuance certificate of incorporation provides that stockholders may not take action by written consent without a meeting, but must take any action at a duly called annual or special meeting. This provision makes it more difficult for stockholders to take action opposed by the Nuance board of directors.

Nuance’s certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on Nuance’s board of directors based on the number of shares of Nuance common stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on Nuance’s board of directors to influence the board of directors’ decision regarding a takeover.

Under Nuance’s certificate of incorporation, 24,900,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of Nuance.

Nuance’s bylaws contain advance notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders other than nominations made pursuant to the notice given by Nuance with respect to such meetings or nominations made by or at the direction of the board of directors.

Lastly, Nuance’s bylaws eliminate the right of stockholders to act by written consent without a meeting.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Nuance.

Transfer Agent and Registrar

The transfer agent and registrar for Nuance common stock is Computershare.

PLAN OF DISTRIBUTION

The shares of common stock listed in the table appearing in the “Selling Stockholders” section of this prospectus supplement are being registered to permit public secondary trading of these shares by the holders of such shares from time to time after the date of this prospectus supplement. Registration of the shares of common stock covered by this prospectus supplement does not mean, however, that those shares of common stock necessarily will be offered or sold. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

The selling stockholders and any of their pledgees, assignees, donees and successors-in-interest may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	transactions in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, the selling stockholders or their successors-in-interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders or their successors-in-interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus supplement.

If underwriters are used in a firm commitment underwriting, the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the shares of common stock will be subject to conditions. The underwriters, if any, will purchase such shares on a firm commitment basis and will be obligated to purchase all of such shares.

The shares of common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares of common stock for whom they may act as agent. Underwriters may sell these shares to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell shares of common stock pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus supplement;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

If dealers are utilized in the sale of shares of common stock, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of the common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of such shares and will list commissions payable by the selling stockholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.

The selling stockholders may sell any of the shares of common stock directly to purchasers. In this case, the selling stockholders may not engage underwriters or agents in the offer and sale of such shares.

The selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of the shares of common stock against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by the selling stockholders hereby will be the purchase price of such shares less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states such shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus supplement, or under an amendment to the prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus supplement. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of such shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of common stock by the selling stockholders. We do not assure you that the selling stockholders will sell any or all of the shares of common stock offered by it pursuant to this prospectus supplement. In addition, we do not assure you that the selling stockholders will not transfer, devise or gift the shares of common stock by other means not described in this prospectus supplement. Moreover, any securities covered by this prospectus supplement that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus supplement.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus supplement, in accordance with the related registration rights agreements, or we may be entitled to contribution.

None of the selling stockholders intends to use any means of distributing or delivering the prospectus, including this prospectus supplement, other than by hand or the mails, and none of the selling stockholders intends to use any forms of prospectus other than printed prospectuses.

Once sold under the shelf registration statement, of which this prospectus supplement forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Garrison R. Smith, Esq., our Associate General Counsel, Corporate & Securities. Mr. Smith is paid a salary by Nuance, is a participant in various employee benefit plans offered to employees of Nuance generally, owns shares of Nuance common stock and has options to purchase shares of Nuance common stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the SEC or the Commission). You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-888-SEC-0330. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our SEC filings are also available to the public from our website at www.nuance.com. Information on our website is not incorporated by reference in and is not otherwise intended to be part of this prospectus supplement. You may also obtain these documents by requesting them in writing or by telephone from us at:

Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date hereof, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not complete, and in each instance that the contract or document has been filed or incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus constitutes a part or to a document incorporated by reference in the registration statement, we refer you to the copy so filed or incorporated by reference, each of those statements being qualified in all respects by this reference.

PROSPECTUS

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Subscription Rights

We, or selling security holders under this prospectus, may offer from time to time debt securities, common stock, preferred stock, depositary shares, warrants, or subscription rights. The debt securities, preferred stock, warrants and subscription rights may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company or debt or equity securities of one or more other entities. We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

We, or selling security holders, may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on an immediate, continuous or delayed basis. The names of any underwriters will be stated in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering.

Investing in these securities involves certain risks.  See “Item 1A — Risk Factors” beginning on page 9 of our annual report on Form 10-K for the fiscal year ended September 30, 2007, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated November 29, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable, the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

You should only rely on the information contained or incorporated by reference in this prospectus and/or any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless we state otherwise, the “Company,” “we,” “us,” “our” and “Nuance” refer to Nuance Communications, Inc. and its consolidated subsidiaries.

THE COMPANY

Nuance Communications, Inc. is a leading provider of speech and imaging solutions for businesses and consumers worldwide. Our technologies, applications and solutions are transforming the way people create, use and interact with information, content and services and are designed to make the end user experience more compelling, convenient and satisfying.

Nuance was incorporated in 1992 as Visioneer, Inc. In 1999, we changed our name to ScanSoft, Inc. and also changed our ticker symbol to SSFT. In October 2004, we changed our fiscal year end to September 30, resulting in a nine-month fiscal year for 2004. In October 2005, we changed our name to Nuance Communications, Inc., to reflect our core mission of being the world’s most comprehensive and innovative provider of speech solutions, and in November 2005 we changed our ticker symbol to NUAN. Our corporate headquarters and executive offices are located at 1 Wayside Road, Burlington, Massachusetts 01803. Our telephone number is 781-565-5000.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause our results and the results of our consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include:

•	projections of earnings, revenues, synergies or other financial items;

•	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals relating to, and the closing of, pending acquisitions;

•	any statements concerning proposed new products, services, developments or industry rankings;

•	any statements regarding future economic conditions or performance;

•	statements of belief; and

•	any statement of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the difficulty of managing expense growth while increasing revenues; the challenges of integration and restructuring associated with recent and pending acquisitions and the challenges of achieving the anticipated synergies; and the other risks and uncertainties described under “Item 1A — Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 30, 2007, which is incorporated by reference herein.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community’s expectations, as well as broader market trends, could have an adverse impact on our stock price. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from this offering for general corporate purposes, including working capital, to repay indebtedness and to fund possible investments in and acquisitions of complimentary businesses, partnerships, minority investments, products or technologies. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by selling security holders.

RATIO OF EARNINGS TO FIXED CHARGES

				Nine Months	Fiscal Year
	Fiscal Year Ended			Ended	Ended
	September 30,	September 30,	September 30,	September 30,	December 31,
	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges(1)(2)	1.2x	—	1.3x	—	—

(1)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes, adjusted for fixed charges, by (b) fixed charges. Fixed charges include interest expense under operating leases deemed to be a reasonable approximation of the interest factor.

(2)	For the fiscal year ended September 30, 2006, the nine months ended September 30, 2004 and the fiscal year ended December 31, 2003, income before income taxes was insufficient to cover the fixed charges by approximately $12.9 million, $6.4 million and $3.7 million, respectively.

DESCRIPTION OF THE SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	debt securities, which may be senior or subordinated, and which may be convertible into our common stock or be non-convertible;

•	shares of common stock;

•	shares of preferred stock;

•	depositary shares;

•	warrants exercisable for debt securities, common stock or preferred stock; and

•	subscription rights.

We will set forth in the applicable prospectus supplement a description of the debt securities, preferred stock, depositary shares, warrants and/or subscription rights that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the applicable prospectus supplement, and other offering material, relating to such offer.

DESCRIPTION OF THE DEBT SECURITIES

This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the material terms of that particular series and to the extent to which the general terms and provisions contained herein apply to that particular series.

Senior debt securities and subordinated debt securities may be issued in one or more series under one or more indentures without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under an indenture. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series.

Events of Default

The indenture will, unless otherwise provided, define an event of default with respect to any series of debt securities as one or more of the following events:

•	failure to pay principal of or any premium on any debt security of that series when due;

•	failure to pay any interest on any debt security of that series for 30 days when due;

•	failure to make any sinking fund payment for 30 days when due;

•	failure to perform any other covenant in the indenture if that failure continues for 90 days after we are given the notice required in the indenture;

•	our bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

If an event of default, other than an event of default relating to our bankruptcy, insolvency or reorganization, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default relating to our bankruptcy, insolvency or reorganization shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable.

After acceleration of the principal amount of the debt securities, the holders of a majority in aggregate principal amount of the outstanding securities of that series, under certain circumstances, may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must give to the registered holders a notice of the default or event of default within 90 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default (a) has been cured or waived, or (b) is not in the payment of any amounts due with respect to any security and the trustee in good faith determines that withholding the notice is in the best interests of holders. In addition, the trustee shall give the holders of securities of such series notice of such default or event of default actually known to it as and to the extent provided by the Trust Indenture Act.

Satisfaction and Discharge

We may be discharged from our obligations on the debt securities of any series if we deposit enough cash or U.S. government obligations with the trustee to pay all of the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities and satisfy certain other conditions precedent. We may be so discharged only if (i) all of the securities of such series have been delivered to the trustee for cancellation (subject to certain exceptions) or (ii) all such securities not theretofore delivered to the trustee for cancellation have become due and payable, or will become due and payable at their stated maturity within one year, or if redeemable at our option, are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense.

Upon such satisfaction and discharge of the indenture with respect to any series of securities, the indenture shall cease to be of further effect with respect to such series of securities, except as to any surviving rights of registration of transfer or exchange of securities expressly provided for in the indenture or any other surviving rights expressly provided for in a supplemental indenture for a series of securities.

Compliance Certificates and Opinions

Upon any application or request by us to the trustee to take any action under any provision of the indenture, we will furnish to the trustee such certificates and opinions as may be required under the Trust Indenture Act.

SELLING SECURITY HOLDERS

Selling security holders may use this prospectus in connection with resales of securities. The applicable prospectus supplement, post-effective amendment or other filings we make with the SEC under the Securities Exchange Act of 1934, as amended, will identify the selling security holders, the terms of the securities and the transaction in which the selling security holders acquired the securities. Selling security holders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commission under the Securities Act of 1933, as amended. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by selling security holders.

PLAN OF DISTRIBUTION

We, or any selling security holders, may sell the offered securities through agents, underwriters or dealers, or directly to one or more purchasers, or through a combination of these methods of sale. We will identify the specific plan of distribution, including any agents, underwriters, dealers or direct purchasers, and any compensation paid in connection therewith, in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the issuance of the securities offered by any prospectus supplement for us.

EXPERTS

The consolidated financial statements of Nuance Communications, Inc. incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Commissure Inc.’s financial statements as of December 31, 2006 and 2005, and for each of the years in the two year period ended December 31, 2006 incorporated by reference into this prospectus from our Current Report on Form 8-K/A dated November 29, 2007, have been audited by McGladrey & Pullen, LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

Viecore, Inc.’s consolidated financial statements as of December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006, incorporated by reference into this prospectus from our Current Report on Form 8-K dated November 29, 2007, have been audited by WithumSmith+Brown, P.C., independent auditors, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

The statements of assets to be acquired and liabilities to be assumed of Tegic Communications, Inc. at December 31, 2006 and 2005, and the statements of revenues and direct expenses for each of the three years in the period ended December 31, 2006, appearing in our Current Report on Form 8-K dated August 30, 2007, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

VoiceSignal Technologies, Inc.’s consolidated financial statements as of December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006, incorporated by reference into this prospectus from our Current Report on Form 8-K dated August 30, 2007, have been audited by Vitale, Caturano & Company, Ltd., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

The consolidated financial statements of Bluestar Resources Limited, as of December 31, 2006 and 2005, and for the years then ended, included in Nuance Communications, Inc.’s Current Report on Form 8-K/A dated April 17, 2007, have been audited by S.R. Batliboi & Associates (a member firm of Ernst & Young Global), independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Dictaphone Corporation as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, incorporated by reference into this prospectus from our Current Report on Form 8-K/A dated June 2, 2006, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, changes in stockholders’ equity and cash flows of Dictaphone Corporation and its subsidiaries for the year ended December 31, 2003 incorporated by reference into this prospectus from the Nuance Communications, Inc. Current Report on Form 8-K/A dated June 2, 2006, have been audited by Grant Thornton LLP, an independent registered public accounting firm, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements and the related financial statement schedule of Nuance Communications, Inc. (which entity is now referred to as “Former Nuance Communications, Inc.” as a result of its acquisition in September 2005 by ScanSoft, Inc. and ScanSoft, Inc.’s subsequent name change to Nuance Communications, Inc.) as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from the Current Report of Form 8-K of ScanSoft, Inc. (now known as Nuance Communications, Inc. as a result of such name change) dated September 15, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Phonetic Systems Ltd. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated into this prospectus by reference from our Current Report on Form 8-K/A dated April 18, 2005, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C., located at 100 F Street, N.E. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC’s web site at www.sec.gov, or our web site at www.nuance.com (which is not intended to be an active hyperlink in this prospectus). The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with it. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) and any future filings made by us with the SEC (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering in the relevant prospectus supplement to which this prospectus relates or this offering is terminated:

1. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed on November 29, 2007;

2. Our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2006, filed on January 29, 2007 (but only with respect to Items 10, 11, 12, 13, and 14 of such report);

3. Our Current Reports on Form 8-K filed on November 29, 2007, November 13, 2007, October 25, 2007, October 22, 2007, October 4, 2007 (as amended on November 29, 2007), October 2, 2007, August 30, 2007, March 28, 2007 (as amended on April 17, 2007), December 19, 2006 (as amended December 27, 2006), December 11, 2006, November 8, 2006, March 31, 2006 (as amended June 2, 2006), September 16, 2005 and February 7, 2005 (as amended April 18, 2005); and

4. The description of our common stock contained in the registration statement on Form 8-A, filed with the SEC on October 20, 1995, and any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
Attention: Investor Relations